UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2026

Ravi Jani
Chief Financial Officer
Real Brokerage Inc
701 Brickell Avenue, 17th Floor
Miami, FL, 33131

Re: Real Brokerage Inc
Annual Report on Form 40-F
Filed March 04, 2026
File No. 001-40442

Dear Ravi Jani:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Annual Report on Form 40-F

Note 2. Summary of Significant Accounting Policies
Y. Revenue Share, page 15

1. We note the Company has a revenue sharing plan where its agents can receive additional income from real estate transactions consummated by agents they have attracted to the Company and that the amounts paid to agents are included as part of marketing expenses. Please tell us how you determined these amounts are not considered a cost of sales citing all relevant accounting literature within your response. Include within your response if such additional income reduces the commissions paid to the recruited agents or if the recruited agents still receive their full commission.

Financial Statements
Note 7. Stock-Based Payment Arrangements
D. Restricted Share Units
Production and Service-Based RSUs, page 24

2. Related to our comment on Revenue Share, please tell us if Production and Service-Based RSUs result in decreased commissions to any of your agents.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William Demarest at 202-551-3432 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction